High Plains Uranium, Inc. Securityholders Approve
Business Combination with Energy Metals Corporation

Vancouver, British Columbia and Cheyenne, Wyoming, January 9, 2007 - Energy Metals Corporation (TSX: EMC; NYSE Arca: EMU) ("Energy Metals") and High Plains Uranium, Inc. (TSX:HPU) ("High Plains") are pleased to announce that the securityholders of High Plains today voted in favour of a business combination with Energy Metals.

As previously announced, the business combination is subject to certain conditions, including the requirement that The Court of Queen’s Bench of New Brunswick provide final approval for the business combination. High Plains is scheduled to appear before the Court on January 11, 2007 to apply for a final order approving the business combination. If all conditions to the implementation of the business combination have been satisfied or waived, the closing date of the business combination is expected to be on or about January 12, 2007.

On completion of the business combination, shareholders of High Plains will receive, in exchange for each common share, that number of Energy Metals common shares as is equal to CAD$1.15 divided by the VWAP of the Energy Metals common shares over the 20 trading days immediately prior to the closing date (the “Exchange Rate”), provided that if the Exchange Rate is less than 0.1613 or greater than 0.2222, the number of Energy Metals common shares to be issued shall be determined as if the Exchange Rate was 0.1613 or 0.2222 respectively. For further information on the share exchange, including information on the exchange of outstanding High Plains warrants and options, please see the Management Information Circular of High Plains, dated December 7, 2006 and filed on SEDAR (the “High Plains Circular”).

Update to Tax Information Contained in High Plains Circular for Shareholders, Warrantholders and Optionholders of High Plains:

As discussed in the High Plains Circular, for US tax purposes, a company’s shares that are not traded on a US domestic securities market are not considered to be “regularly traded” during a specified period unless certain minimum trading amounts are met, the shares are not closely held, and certain reporting requirements are met. While the tests to determine whether the shares of High Plains are “regularly traded” will continue to be reviewed by High Plains and Energy Metals management and no conclusive determination can be made until closing, it appears that, due to acquisitions by a number of large holders of High Plains shares, High Plains likely will not meet the “regularly traded” test. If the High Plains shares are not considered to be “regularly traded”, as now appears likely to be the case, Energy Metals will be required to withhold 10% of the gross fair market value of the shares, warrants and options being issued in exchange for the securities of non-US resident shareholders, optionholders and warrantholders of High Plains. In the case of a US person, the amount withheld can be credited against such shareholder’s US tax liability. Alternatively, a US person can avoid this withholding entirely if they complete and return the Letter of Transmittal and IRS Form W9, mailed to High Plains shareholders, warrantholders, and optionholders and available on SEDAR, by no later than January 26, 2007. Warrantholders and optionholders who are US persons can also avoid this withholding by returning a IRS Form W9 to High Plains by January 11, 2007.

Energy Metals Corporation

Energy Metals Corporation is a TSX and NYSE Arca listed Canadian company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals Corporation has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery). This form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is currently developing the La Palangana uranium deposit and upgrading the Hobson Uranium Processing Plant in Texas for an anticipated 2008 production date. Energy Metals is also actively advancing other significant uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

High Plains Uranium, Inc.

High Plains Uranium, Inc. is a TSX listed Canadian company engaged in the acquisition and exploration of previously explored uranium properties, focusing on the States of Wyoming and Texas. Its goal is to become a uranium producer at the earliest possible opportunity utilizing in-situ leach mining technology. Since its establishment, High Plains has been assembling a seasoned management team to identify, acquire and cultivate strategic acquisitions.

Forward Looking Statements: This news release contains forward-looking statements; these statements relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management of Energy Metals and High Plains. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in this news release. These forward-looking statements are made as of the date hereof and Energy Metals and High Plains do not assume any obligation to update or revise them to reflect new events or circumstances.

For further information contact:

Paul Matysek, CEO and President Energy Metals Corporation Tel: (604) 684 – 9007 Email: pm@energymetalscorp.com	Thomas Parker, CEO and President High Plains Uranium, Inc. Tel: (307) 433 – 8708 Email: tparker@hpur.com
Bill Sheriff, Director and Executive Vice President Energy Metals Corporation Tel: (972) 333 – 2214 Email: wms@energymetalscorp.com